Mail Stop 0409


June 22, 2005



Oliver T. Carr, III
Chairman, President and Chief Executive Officer
Columbia Equity Trust, Inc.
1750 H Street, N.W., Suite 500
Washington, D.C.  20006

Re:	Columbia Equity Trust, Inc.
      Amendments No. 2 and 3 to Registration Statement on Form S-
11
      Filed May 27, 2005
      Registration No. 333-122644

Dear Mr. Carr:

	We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	Unless otherwise noted, page number references in this comment letter correspond to Amendment No. 2.

General

1. We have reviewed your schedules provided to us in response to prior comments 31 and 32. Please file these schedules as correspondence on EDGAR.

2. Please amend your consent to correctly state the date of your independent accounting firm`s report relating to the financial statements of Columbia Equity Trust, Inc.

Contribution Agreements

3. We note the statement in your response to comment 1 that the amendments to your contribution agreements and membership interest sale agreements to extend the closing date do not affect the underlying investment decision of the contributors who elected to receive operating partnership units. We are unable to agree with your analysis. Specifically, we take the view that the closing date is a material term to the contribution agreements. Therefore, it does not appear that the material terms of the contribution agreement were fixed prior to filing the registration statement because you amended the agreements subsequent to filing the registration statement. Please provide further analysis regarding integration of these private placements with your IPO. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

4. We have considered your analysis regarding amendments to the contribution agreements that gave the contributors the right to elect either OP units or REIT common stock as consideration. We are unable to agree with your analysis that these amendments do not change the contributor`s underlying investment decision. Consequently, it appears that Rule 152 is not available for these transactions and the shares of REIT common stock to be issued under the amended agreements should be integrated with the public offering. Please provide an alternative integration analysis. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

5. We note that you do not expect to issue any shares of common stock or operating partnership units under the agreements evidenced by Exhibits 10.68 and 10.69. Even if you do not complete sales of these securities, you commenced an offering of the securities when you executed the contribution agreements and the amendments to those agreements. As we have noted, it appears that Rule 152 is not available for these offerings because the amendments represent a new investment decision. Please provide an alternative integration analysis. Otherwise, it appears that the private placements must be integrated with the public offering, and you should address your contingent liability associated with offers and sales under the amended agreements.

6. We are unable to agree with your conclusion that Macy`s position is available to avoid integration of shares offered and sold to Oliver T. Carr, Jr. Because Mr. Carr is not currently an executive officer of the company, he does not fall within the interpretive position. Please provide further analysis regarding integration of these private placements with the IPO.

7. We note you will acquire the Loudoun Gateway IV property directly from the third party seller following this offering. Please supplementally tell us the form of consideration that you will use to acquire the Loudoun property. If you intend to privately place operating partnership units or shares of your common stock, please provide us with an analysis regarding integration of the private placement with the IPO.

8. Refer to the Membership Sale Agreement with K(3) Sherwood LLC, filed as Exhibit 10.13 to the registration statement. It appears that this agreement was amended on April 28, 2005 and the amended agreement has been filed as Exhibit 10.57. We note that the amendment increased the hypothetical sale price reference from $14,600,000 to $16,000,000, representing a change in the consideration payable under this agreement. Since the agreement was re-negotiated after commencement of your IPO, please tell us why the private placement should not be integrated with the public offering.
Also, please explain why this agreement was amended to change the hypothetical sales price while the other contribution agreements relating to Sherwood were not.

9. Refer to comments 2 and 3. We note your response and await your submission of the LLC agreements for Greenbriar, LLC, Sherwood
Plaza
and Meadows V Investors, LLC.

10. We note your response to prior comment 3 and the information provided in Annexes C-E to your letter. Please tell us why the amounts shown on the annexes are preliminary estimates. It appears that the terms of the agreements relating to these properties fix the consideration as the amount of the contributor`s equity investment plus an agreed upon internal rate of return. Please explain how these amounts could vary from the amounts shown on the preliminary estimates.

11. We note your response to prior comment 4. Please tell us whether you intend to amend the agreement to reflect the fact that no additional consideration will be paid by the company for any additional asset management agreements contributed under the terms of the agreement.

12. We note your response to prior comment 6. If you are required to integrate any of your formation transactions with the public offering, you will not be able to rely on the exception specified in
Item 901(c)(2)(ii).

Prospectus Summary

Our Initial Properties, page 5
13. Please tell us whether you have a binding agreement to purchase the Loudoun Gateway IV property. We note disclosure on page 79 indicating that you entered into an agreement to acquire this property in March 2005. Please file any agreements relating to this purchase as exhibits to the registration statement.

Risk Factors

We could incur substantial tax on "build-in gain" in connection with a sale of the Barlow Building before December 31, 2010, page 19

14. Please expand this risk factor to more clearly state the risk to your company and to investors. We note that the caption appears to indicate the risk but the body of the risk factor does not.

Distribution Policy, page 39

15. Please revise your disclosure to clarify the tax implications of a return of capital, such as the reduction of their basis and deferral of taxes.

Selected Financial and Other Data, page 40

16. We note your revised disclosure in response to prior comment
15.
Considering that the White Paper does not appear to add back minority interest in its definition of FFO, please amend your definition of FFO throughout the filing to be consistent with the White Paper or disclose how your measure differs from the NAREIT definition.

Formation Transactions, page 60

17. We note that you will acquire a 36% interest in King I, LLC by purchasing membership interests held by unaffiliated third parties for cash. Please tell us why you have not filed an agreement relating to the cash purchase. Also tell us why you have not filed similar agreements relating to the cash purchases for interests in Madison Place, Suffolk Building, Atrium, Victory Point, and the Barlow Building.

Unaudited Pro Forma Combined Balance Sheet, page F-4

18. Please explain your basis for classifying the LTIP units as equity and cite the relevant accounting literature in your response.

Unaudited Pro Forma Combined Statements of Operations, pages, F-5 and
F-6

19. Please revise to include adjustments to reflect the impact of the salaries for your employment agreements.

Notes to Unaudited Pro Forma Combined Financial Statements,
Adjustments to Unaudited Pro Forma Combined Balance Sheet as of
March
31, 2005, page F-7

20. We have read your response to prior comment 28 and note that in the event of a successful public offering, you will reimburse the Predecessor Company for offering costs incurred or paid on your behalf. Considering that such costs appear to be reflected as a deduction from the gross proceeds of the offering, please revise the pro forma balance sheet to reflect your financial position before the offering by giving pro forma effect to the contribution of the deferred offering costs to the REIT.


* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Rachel Zablow, Accountant, at (202) 551-3428 or
Steven Jacobs, Accounting Branch Chief, at (202) 551-3403 if you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Shady, Attorney-Advisor, at (202) 551-3471 or me at (202) 551-3780 with any other questions.



      Sincerely,



      Karen J. Garnett
      Assistant Director

cc:	David C. Wright, Esq (via facsimile)
      Hunton & Williams LLP
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Oliver T. Carr, III
Columbia Equity Trust, Inc.
June 22, 2005
Page 6